Exhibit 99.1
Shinhan Financial Group 2014 1Q Operating Results

On April 29, 2014, Shinhan Financial Group released its operating results for 2014 1Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		1Q 2014	4Q 2013	QoQ Change (%)	1Q 2013	YoY Change (%)
Revenue*	Specified Quarter	7,087,886	6,884,910	2.95	7,651,733	-7.37

	Cumulative	7,087,886	28,573,742	—	7,651,733	-7.37

Operating Income	Specified Quarter	757,823	467,424	62.13	667,391	13.55

	Cumulative	757,823	2,637,581	—	667,391	13.55

Income before Income Taxes	Specified Quarter	775,841	461,474	68.12	681,260	13.88

	Cumulative	775,841	2,682,135	—	681,260	13.88

Net Income	Specified Quarter	595,564	379,874	56.78	522,568	13.97

	Cumulative	595,564	2,059,570	—	522,568	13.97

Net Income Attributable to Controlling Interest	Specified Quarter	558,431	343,318	62.66	480,943	16.11

	Cumulative	558,431	1,902,808	—	480,943	16.11

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		1Q 2014	4Q 2013	QoQ Change (%)	1Q 2013	YoY Change (%)
Revenue*	Specified Quarter	3,637,099	3,782,698	-3.85	4,547,396	-20.02

	Cumulative	3,637,099	15,454,849	—	4,547,396	-20.02

Operating Income	Specified Quarter	533,673	324,957	64.23	414,098	28.88

	Cumulative	533,673	1,719,972	—	414,098	28.88

Income before Income Taxes	Specified Quarter	540,756	315,552	71.37	424,269	27.46

	Cumulative	540,756	1,728,013	—	424,269	27.46

Net Income	Specified Quarter	425,157	283,306	50.07	337,995	25.79

	Cumulative	425,157	1,373,176	—	337,995	25.79

Net Income Attributable to Controlling Interest	Specified Quarter	425,088	283,294	50.05	337,950	25.78

	Cumulative	425,088	1,373,017	—	337,950	25.78

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		1Q 2014	4Q 2013	QoQ Change (%)	1Q 2013	YoY Change (%)
Revenue*	Specified Quarter	1,096,264	1,145,461	-4.29	1,188,231	-7.74

	Cumulative	1,096,264	4,614,563	—	1,188,231	-7.74

Operating Income	Specified Quarter	195,091	167,221	16.67	205,320	-4.98

	Cumulative	195,091	857,380	—	205,320	-4.98

Income before Income Taxes	Specified Quarter	184,487	161,777	14.04	204,939	-9.98

	Cumulative	184,487	850,802	—	204,939	-9.98

Net Income	Specified Quarter	141,158	123,319	14.47	160,617	-12.12

	Cumulative	141,158	658,074	—	160,617	-12.12

Net Income Attributable to Controlling Interest	Specified Quarter	141,158	123,319	14.47	160,617	-12.12

	Cumulative	141,158	658,074	—	160,617	-12.12

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues